May 23, 2025

Via EDGAR

United States Securities and Exchange Commission Division of Corporate Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	DeFi Development Corp.
Offering Statement on Form 1-A
Filed July 2, 2024
File No. 024-12458

Dear Ladies and Gentlemen:

Pursuant to Rule 259(a) promulgated under the Securities Act of 1933, as amended, DeFi Development Corp. (f/k/a Janover Inc.) (the “Company”) hereby requests that the above-referenced Offering Statement on Form 1-A (File No. 024-12458), initially filed with the Securities and Exchange Commission on July 2, 2024, together with all amendments and exhibits thereto (as amended, the “Offering Statement”), be withdrawn effective as of the date hereof or at the earliest practicable date hereafter.

The Offering Statement relates to the proposed offer and sale from time to time of up to 9,500,000 shares of common stock, par value $0.00001 per share, of the Company by the Company and a selling stockholder.

The Company is seeking withdrawal of the Offering Statement because no securities were sold thereunder, the Company has elected to pursue the primary offering under a registration statement on Form S-3, and the selling stockholder sold shares in a private transaction exempt from registration.

Please direct any questions or comments regarding this foregoing to Allison C. Handy of Perkins Coie LLP at (206) 359-3295.

Very truly yours,

By:	/s/ Fei (John) Han
Fei (John) Han
Chief Executive Officer, DeFi Development Corp.

cc:	Allison C. Handy
Perkins Coie LLP